

May 6, 2015

<u>Via E-Mail</u>
Stephen A. Tsoris
Vice President, Secretary and General Counsel
SPX Corporation
13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277

      Re: **SPX Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2014
               Filed February 23, 2015
               File No. 001-06948

Dear Mr. Tsoris:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Geoffrey Kruczek for

                                      Amanda Ravitz
                                      Assistant Director